                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             SHERIDAN ENERGY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   823764105
                                 (CUSIP Number)

                                  Julia Murray
                           General Counsel - Finance
                           Enron North America Corp.
                (formerly Enron Capital & Trade Resources Corp.)
                               1400 Smith Street
                               Houston, TX  77002
                                 (713) 853-6161
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 25, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D

--------------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sundance Assets, L. P.
--------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                (b) [X]

--------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

--------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
==========================================================================================================================
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                  --------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,600,000*
                  --------------------------------------------------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              0
                  --------------------------------------------------------------------------------------------------------
      PERSON
                    10      SHARED DISPOSITIVE POWER
       WITH
                            1,600,000*
==========================================================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,600,000*
--------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
--------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8%*
--------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC., FOR THE QUARTER ENDED JUNE 30, 1999 AS OF AUGUST 16, 1999.

                                    SCHEDULE
                                      13D

--------------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ENRON NORTH AMERICA CORP. (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)
--------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                (b) [X]

--------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
==========================================================================================================================
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                  --------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,600,000*
                  --------------------------------------------------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              0
                  --------------------------------------------------------------------------------------------------------
      PERSON
                    10      SHARED DISPOSITIVE POWER
       WITH
                            1,600,000*
==========================================================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,600,000*
--------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
--------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8%*
--------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC. FOR THE QUARTER ENDED JUNE 30, 1999 AS OF AUGUST 16, 1999.

                                    SCHEDULE
                                      13D


--------------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ENRON CORP.
--------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                (b) [X]

--------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
==========================================================================================================================
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                  --------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               2,600,000*
                  --------------------------------------------------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              0
                  --------------------------------------------------------------------------------------------------------
      PERSON
                    10      SHARED DISPOSITIVE POWER
       WITH
                            2,600,000*
==========================================================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,600,000*
--------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.6%*
--------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC. FOR THE QUARTER ENDED JUNE 30, 1999 AS OF AUGUST 16, 1999.

                                    SCHEDULE
                                      13D


--------------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                (b) [X]

--------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/


--------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
==========================================================================================================================
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                0
                 ---------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               1,000,000
                 ---------------------------------------------------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              0
                 ---------------------------------------------------------------------------------------------------------
      PERSON
                    10      SHARED DISPOSITIVE POWER
       WITH
                            1,000,000
==========================================================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000
--------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
--------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%*
--------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC. FOR THE QUARTER ENDED JUNE 30, 1999 AS OF AUGUST 16, 1999.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Sheridan Energy, Inc., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities.

Items 4, 5 and 6 of the joint Schedule 13D of Enron Corp., Enron Capital & Trade Resources Corp., Joint Energy Development Investments Limited Partnership, and JEDI Hydrocarbon Investments I Limited Partnership, dated December 23, 1997, as most recently amended on January 4, 1999 (in part to include Sundance Assets, L.P. as a Reporting Person thereunder) is further amended by the addition of the following:

Item 4. Purpose of Transaction; Item 5. Interest in Securities of the Issuer; and Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On August 25, 1999, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Calpine Corporation, a Delaware corporation ("Calpine") and CPN Sheridan, Inc., a Delaware corporation and wholly-owned subsidiary of Calpine ("CPN Sheridan"), pursuant to which CPN Sheridan agreed to make an offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Issuer (the "Shares") for a purchase price of $5.50 per Share, net to the seller in cash. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement (including the tender of a majority of the outstanding Shares pursuant to the Offer (the "Minimum Condition")), CPN Sheridan will be merged with and into the Issuer (the "Merger") and the Issuer will continue as the surviving corporation and wholly-owned subsidiary of Calpine. The Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated August 31, 1999, is incorporated herein by reference in its entirety.

         In connection with the Issuer's execution and delivery of the Merger Agreement, Enron Capital & Trade Resources Corp., Sundance Assets, L.P. and Joint Energy Development Investments Limited Partnership, together with Jeffrey
E. Susskind, the Chairman of the Board of Directors of the Issuer, B. A. Berilgen, the President and Chief Executive Officer of the Issuer, and certain other executive officers of the Issuer (collectively, the "Principal Stockholders") entered into an Agreement dated as of August 25, 1999 ("Stockholders Agreement") with Calpine and CPN Sheridan, pursuant to which the Principal Stockholders granted to CPN Sheridan an irrevocable option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholders Agreement, the Principal Stockholders' Shares for a price of $5.50 per Share in cash, or to cause such Shares to be tendered pursuant to the Offer. Subject to the terms of the Stockholders Agreement, CPN Sheridan has the right to exercise the Stock Option, in whole but not in part, at any time up to the 20th business day after the termination of the Merger Agreement in accordance with the terms thereof.

         Pursuant to the Stockholders Agreement, the parties thereto granted CPN Sheridan an option to purchase, subject to the conditions set forth therein, for a price of $5.50 per Share, or to cause to be tendered pursuant to the Offer, an aggregate of up to 3,492,537 outstanding Shares, up to an additional 425,000 Shares issuable upon exercise of outstanding stock options and up to an additional 150,000 shares issuable upon exercise of the outstanding Warrants. Assuming that the full amount of Shares that are subject to the Stockholders Agreement are validly tendered and not withdrawn pursuant to a directive from CPN Sheridan, no additional Shares would be required to be tendered under the Offer in order to satisfy the Minimum Condition.

         The Principal Stockholders' obligations to sell their Shares (other than by tendering pursuant to the Offer) under the Stockholders Agreement are subject to the satisfaction of certain conditions, including the accuracy of CPN Sheridan's representations and warranties set forth in the Stockholders Agreement, and that CPN Sheridan shall have commenced the Offer. The Principal Stockholders are not required to tender their Shares in the Offer if the per Share consideration to be paid by CPN Sheridan pursuant to the Offer is less than $5.50 per Share in cash.

         The Principal Stockholders further agreed to not, directly or indirectly, solicit, initiate or encourage (or authorize any person to solicit) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Issuer, or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of assets of, the Issuer or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction (a "Business Combination Proposal") or, subject to any fiduciary duties as a director of the Issuer, if applicable, and as further provided in the Merger Agreement, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to make or seek any Business Combination Proposal. The Principal Stockholders agreed to promptly advise CPN Sheridan of the terms of any communication it may receive relating to a Business Combination Proposal if a representative of the Principal Stockholders having direct working knowledge of the Stockholders Agreement has knowledge of such communications.

         In entering into the Stockholders Agreement, the Principal Stockholders granted CPN Sheridan a proxy to vote or consent at every annual, special or adjourned meeting, or solicitation of consents, of the stockholders of the Issuer (i) in favor of the adoption of the Merger Agreement and the Stockholders Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and Stockholders Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement not being fulfilled and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement and the Stockholders Agreement. The Principal Stockholders also agreed to cause their respective Shares outstanding and owned by them beneficially to be voted in accordance with the foregoing. The proxy granted under the Stockholders Agreement is irrevocable, but such proxy will be revoked upon the earlier of (i) termination of the Stockholders Agreement in accordance with its terms and (ii) the purchase of the Principal Stockholders' Shares pursuant to the Offer.

         In addition to the foregoing, Enron Capital & Trade Resources Corp. ("ECT"), the holder of all of the issued and outstanding Preferred Stock of the Issuer, agreed in the Stockholders Agreement to sell and transfer to CPN Sheridan, and CPN Sheridan agreed to purchase or to cause Sheridan to purchase and redeem, all of the shares of Preferred Stock, at a price per share of Preferred Stock equal to $10.10, plus all accrued and unpaid dividends thereon (whether or not declared), promptly (but in no event more than one business day) following the consummation of the Offer. If CPN Sheridan exercises the Stock Option, at the closing of the acquisition of the Shares pursuant thereto, CPN Sheridan agreed to purchase from ECT, and ECT agreed to sell to CPN Sheridan, all of the shares of Preferred Stock, at a price per share of Preferred Stock equal to $10.10, plus all accrued and unpaid dividends thereon (whether or not declared). Also, Joint Energy Development Investments Limited Partnership ("JEDI"), which holds Warrants to acquire 150,000 Shares at a purchase price of $5.50 per share (with the purchase price subject to adjustment as set forth in the Warrants), agreed in the Stockholders Agreement to transfer and surrender to the Issuer for cancellation for no additional consideration all of the Warrants, promptly (but in no event more than one business day) following consummation of the Offer, provided that in the event CPN Sheridan increases the consideration per Share to be paid pursuant to the Offer to an amount that exceeds the exercise price of the Warrants, CPN Sheridan shall pay, or cause the Issuer to pay, to JEDI an amount equal to the aggregate net in the money value of such Warrants, in connection with the transfer and surrender thereof.

         The Stockholder Agreement, a copy of which was filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated August 31, 1999, is incorporated herein by reference in its entirety.

         None of the Reporting Entities, nor to their knowledge Enron Capital Corp., Ponderosa Assets, L.P. or Enron Ponderosa Management Holdings, Inc., or any person listed on Schedules I, II, III or IV hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP, ECC, ECMLP II, Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transactions in the Common Stock during the preceding sixty days.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7 Agreement and Plan of Merger dated as of August 25, 1999 among Sheridan Energy, Inc., Calpine Corporation and CPN Sheridan, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 31, 1999.)

         Exhibit 8 Stockholders Agreement dated as of August 25, 1999 among Calpine Corporation, CPN Sheridan, Inc. and certain stockholders (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 31, 1999.)

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 1999         SUNDANCE ASSETS, L.P.

                                     By:  Ponderosa Assets, L.P.
                                          its general partner

                                     By:  Enron Ponderosa Management
                                          Holdings, Inc. its general partner

                                     By: /s/ ANGUS H. DAVIS
                                        --------------------------------------
                                     Name:   Angus H. Davis
                                     Title:  Vice President and Secretary


Date:  September 3, 1999         ENRON NORTH AMERICA CORP. (formerly
                                 ENRON CAPITAL & TRADE RESOURCES CORP.)


                                     By: /s/ ANGUS H. DAVIS
                                        --------------------------------------
                                     Name:   Angus H. Davis
                                     Title:  Vice President and Secretary


Date:  September 3, 1999         ENRON CORP.

                                     By: /s/ ANGUS H. DAVIS
                                        --------------------------------------
                                     Name:   Angus H. Davis
                                     Title:  Vice President and Deputy Corporate
                                             Secretary

Date:  September 3, 1999         JOINT ENERGY DEVELOPMENT
                                 INVESTMENTS LIMITED PARTNERSHIP

                                 By:      Enron Capital Management
                                          Limited Partnership,
                                          its general partner

                                 By:      Enron Capital Corp.,
                                          its general partner

                                 By: /s/ ANGUS H. DAVIS
                                    -------------------------------------------
                                 Name:  Angus H. Davis
                                 Title: Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address         Citizenship      Position and Occupation
-------------------------         -----------      -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                U.S.A.        Director

J. Clifford Baxter                   U.S.A.        Director and Chairman, Chief
                                                   Executive Officer and
                                                   Managing Director

Kevin P. Hannon                      U.S.A.        President and Managing
                                                   Director

Richard B. Buy                       U.S.A.        Managing Director

Andrew S. Fastow                     U.S.A.        Managing Director

Mark E. Haedicke                     U.S.A.        Managing Director and
                                                   General Counsel

Michael J. Kopper                    U.S.A.        Managing Director

Jeffrey McMahon                      U.S.A.        Managing Director, Finance
                                                   and Treasurer

                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                           ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)

Name and Business Address         Citizenship      Position and Occupation
-------------------------         -----------      -----------------------

1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                   U.S.A.        Director; Chairman of the
                                                   Board; Chief Executive
                                                   Officer and Managing Director

Mark E. Haedicke                     U.S.A.        Director; Managing Director
                                                   and General Counsel

Kevin P. Hannon                      U.S.A.        Director; President and Chief
                                                   Operating Officer

Philippe A. Bibi                     U.S.A.        Managing Director

W. Craig Childers                    U.S.A.        Managing Director

David W. Delainey                    U.S.A.        Managing Director

Richard G. DiMichele                 U.S.A.        Managing Director

Jay L. Fitzgerald                    U.S.A.        Managing Director

Michael J. Kopper                    U.S.A.        Managing Director

John J. Lavorato                     U.S.A.        Managing Director

Danny J. McCarty                     U.S.A.        Managing Director

J. Kevin McConville                  U.S.A.        Managing Director

Jere C. Overdyke, Jr.                U.S.A.        Managing Director

Gregory F. Piper                     U.S.A.        Managing Director

Brian L. Redmond                     U.S.A.        Managing Director

Jeffrey Shankman                     U.S.A.        Managing Director

John R. Sherriff                     U.S.A.        Managing Director

Colleen Sullivan-Shaklovitz          U.S.A.        Managing Director

Lawrence G. Whalley                  U.S.A.        Managing Director

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address         Citizenship      Position and Occupation
-------------------------         -----------      -----------------------

 Robert A. Belfer                  U.S.A.          Director; Chairman, President
 767 Fifth Avenue, 46th Fl.                        and Chief Executive Officer,
 New York, NY 10153                                Belco Oil & Gas Corp.

 Norman P. Blake, Jr.              U.S.A.          Director; Chairman, President
 Promus Hotel Corp.                                and Chief Executive Officer,
 755 Crossover Lane                                Promus Hotel Corp.
 Memphis, TN 38117-4900

 Ronnie C. Chan                    U.S.A.          Director; Chairman of
 Hang Lung Development                             Hang Lung Development Group
    Company Limited
 28/F, Standard Chartered
    Bank Building
 4 Des Vouex Road Central
 Hong Kong

 John H. Duncan                    U.S.A.          Director; Investments
 5851 San Felipe, Suite 850
 Houston, TX 77057

 Joe H. Foy                        U.S.A.          Director;
 404 Highridge Dr.                                 Retired Senior Partner,
 Kerrville, TX 78028                               Bracewell & Patterson, L.L.P.

 Wendy L. Gramm                    U.S.A.          Director; Former Chairman,
 P. O. Box 39134                                   U.S. Commodity Futures
 Washington, D.C. 20016                            Trading Commission

 Ken L. Harrison                   U.S.A.          Director; Chairman and Chief
 121 S. W. Salmon Street                           Executive Officer of Portland
 Portland, OR 97204                                General Electric Company

 Robert K. Jaedicke                U.S.A.       Director; Professor (Emeritus)
 Graduate School of Business                    Graduate Schoolof Business
 Stanford University                            Stanford University
 Stanford, CA 94305

 John Mendelsohn                   U.S.A.       Director; President,
 University of Texas                            University of Texas
 M.D. Anderson Cancer Center                    M.D. Anderson Cancer Center
 1515 Holcombe
 Houston, TX 77030


 Charles A. LeMaistre              U.S.A.       Director; President
 13104 Travis View Loop                         (Emeritus), University of Texas
 Austin, TX 78732                               M.D. Anderson Cancer Center

 Jerome J. Meyer                   U.S.A.       Director; Chairman and Chief
 26600 S. W. Parkway                            Executive Officer,
 Building 63; P. O. Box 1000                    Tektronix, Inc.
 Wilsonville, OR 97070-1000

 John A. Urquhart                  U.S.A.       Director; Senior Advisor to the
 John A. Urquhart Assoc.                        Chairman of Enron Corp.;
 111 Beach Road                                 President,
 Fairfield, CT 06430                            John A. Urquhart Associates

 John Wakeham                      U.K.         Director; Former U.K. Secretary
 Pingleston House                               of State for Energy and Leader
 Old Alresford                                  of the Houses of Commons
 Hampshire S024 9TB                             and Lords
 United Kingdom

 Herbert S. Winokur, Jr.           U.S.A.       Director; President, Winokur &
 Winokur & Associates, Inc.                     Associates, Inc.
 30 East Elm Ct.
 Greenwich, CT 06830



 Each of the following person's
 business address is:
 1400 Smith Street
 Houston, TX  77002

 Kenneth L. Lay                    U.S.A.       Director; Chairman and Chief
                                                Executive Officer

 J. Clifford Baxter                U.S.A.          Chairman of the Board, Chief
                                                   Executive Officer and
                                                   Managing Director, Enron
                                                   North America Corp.

 Richard A. Causey                 U.S.A.          Executive Vice President and
                                                   Chief Accounting Officer

 James V. Derrick, Jr.             U.S.A.          Executive Vice President and
                                                   General Counsel

 Andrew S. Fastow                  U.S.A.          Executive Vice President and
                                                   Chief Financial Officer

 Mark A. Frevert                   U.S.A.          President and Chief
                                                   Executive Officer,
                                                   Enron Europe Limited

 Stanley C. Horton                 U.S.A.          Chairman and Chief
                                                   Executive  Officer,
                                                   Enron Gas Pipeline Group

 Rebecca P. Mark                   U.S.A.          Director; Chairman and
                                                   Chief Executive Office,
                                                   Azurix Corp.

 Lou L. Pai                        U.S.A.          Chairman, President and
                                                   Chief Executive Officer,
                                                   Enron Energy Services, Inc.

 Kenneth D. Rice                   U.S.A.          Co-Chairman and Co-Chief
                                                   Executive Officer and
                                                   President, Enron
                                                   Communications, Inc.

 Jeffrey K. Skilling               U.S.A.          Director; President and
                                                   Chief Operating Officer,
                                                   Enron Corp.

 Joseph W. Sutton                  U.S.A.          Vice Chairman, Enron Corp.
                                                   and Chairman, President,
                                                   Chief Executive Officer and
                                                   Chief Operating Officer,
                                                   Enron International Inc.





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
                                  SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.

 Name and Business Address        Citizenship            Position and Occupation
 1400 Smith Street
 Houston, TX 77002



 J. Clifford Baxter                U.S.A.                Director and Chairman,
                                                         Chief Executive Officer
                                                         and Managing Director

 James V. Derrick, Jr.             U.S.A.                Director


 Kevin P. Hannon                   U.S.A.                Director, President and
                                                         Managing Director

 Richard B. Buy                    U.S.A.                Managing Director

 Andrew S. Fastow                  U.S.A.                Managing Director

 Michael J. Kopper                 U.S.A.                Managing Director

 Jeffrey McMahon                   U.S.A.                Managing Director,
                                                         Finance and Treasurer


 Mark E. Haedicke                  U.S.A.                Managing Director and
                                                         General Counsel





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